

March 22, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

      Re: **China Yida Holding, Co.**
              Amendment No. 1 to Form 10-K for the Fiscal Year Ended
                December 31, 2010
              Filed February 3, 2012
              Form 10-Q for the Fiscal Quarter Ended September 30, 2011
              Filed November 7, 2011
              File No. 001-34567

Dear Mr. Chen:

      We issued comments to you on the above captioned filings on February 17, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 5, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 5, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian,

Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Eric M. Stein, Esq.